Mergers

    On  October  23,   1998,   pursuant  to  an   Agreement   and  Plan  of
Reorganization dated January 29, 1999, the Board of Trustees of the Registrant adopted the following vote:

(i) transferring all of the assets of the Fund to the Stein Roe Small Company Growth Fund (the "Stein Roe Fund") in exchange for the Stein Roe Fund assuming all of the liabilities of the Fund and issuing to the Fund an equal number of shares (including fractional shares) of equal value of the Stein Roe Fund;
(ii) distribution of the shares of the Stein Roe Fund by the Fund to the shareholders of the Fund; and
(iii)    the subsequent termination of the Fund